VOTING INSTRUCTION FORM

CROSSHAIR ENERGY CORPORATION

SEE VOTING INSTRUCTIONS ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.	INTERNET VOTE: WWW.PROXYVOTE.COM TELEPHONE VOTE: 1-800-474-7493

MEETING TYPE: SPECIAL MEETING
MEETING DATE: WEDNESDAY, MARCH 14, 2012 AT 10:00 A.M. PDT
RECORD DATE: FOR HOLDERS AS OF FEBRUARY 13, 2012
PROXY DEPOSIT DATE: MARCH 12, 2012
ACCOUNT NUMBER:
CUSIP: 22765F105 **CUID:** S90028 E **CONTROL NO. :**

APPOINTEE(S) STEWART WALLIS, SAM YIK, SHEILA PAINE

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE APPOINTEE LINE BELOW.

PLEASE PRINT APPOINTEE NAME

ITEM(S)	VOTING RECOMMENDATIONS
1 *- TO CONSIDER, AND IF THOUGHT FIT, TO PASS, WITH OR WITHOUT VARIATION, AN ORDINARY RESOLUTION APPROVING THE CONVERSION OF SUBSCRIPTION RECEIPTS, TO BE ISSUED IN THE SUBSCRIPTION RECEIPT PRIVATE PLACEMENT FOR AGGREGATE GROSS PROCEEDS OF UP TO $4,758,800, AND THE RESULTING ISSUANCE OR POTENTIAL ISSUANCE OF UP TO 18,559,320 COMMON SHARES, AS MORE PARTICULARLY DESCRIBED IN THE INFORMATION CIRCULAR. --------->>>	FOR 0041604 --->>>

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTE USING YOUR MOBILE DATA DEVICE SUCH AS SMART PHONES AND TABLETS AT WWW.PROXYVOTE.COM

FOLD IN HALF - DO NOT DETACH

THIS SPACE INTENTIONALLY LEFT BLANK.

ITEM(S) (FILL IN ONLY ONE BOX " " PER ITEM IN BLUE OR BLACK INK)

0000

2 ITEM(S)
SHARE(S)

	FOR	AGAINST
1	☐	☐

CONTROL NO. : →

Broadridge™

5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

1 1 S90028 E 1 OF 1

CROSSHAIR ENERGY CORPORATION
SUITE 1240-1140 WEST PENDER STREET
VANCOUVER, BC V6E 4G1
CANADA

* ISSUER CONFIRMATION COPY - INFO ONLY *
THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY
PLEASE DO NOT USE IT FOR VOTING PURPOSES.
SIGNATURE(S) DATE (DD/MM/YY)
* INVALID IF NOT SIGNED *

06

In this voting instruction form, ***you*** and ***your*** refer to a beneficial holder of the securities listed on the other side of this form. You are a beneficial holder because we hold the securities in an account for you.

We, us, and ***our*** refer to the intermediary or financial institution where you have an account.

A meeting is being held for holders of the securities listed on the other side of this form. Please be advised that you are receiving this voting instruction form and meeting materials, at the direction of the issuer. **Even if you have declined to receive securityholder materials, a reporting issuer is entitled to deliver these materials to you.** If you have objected to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer. These materials are being sent at no cost to you, in the language you requested if available.

When you give us your voting instructions, you acknowledge that:

- you are the beneficial holder;
- you are authorized to provide these voting instructions; and
- you have read the instructions on this form.

We cannot vote for you if we do not receive your voting instructions.

Unless you attend the meeting and vote in person, we will vote on your behalf according to the voting instructions you provide.

Please write any comments on a separate sheet and send them by mail with your voting instructions. Please include your 12-digit control number, which you will find on the other side of this form.

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If the items listed in the information circular are different from the items listed on the other side of this form, the information circular will be considered correct.

Do not present this voting instruction form at the meeting. Please read the following instructions, complete, sign and return your voting instruction form by mail, or submit your vote on the Internet or by telephone (if available).

About Voting.

A meeting is being held for holders of the securities listed on the other side of this form. As a beneficial holder of the securities, you have the right to vote on the items being covered at the meeting, which are described in the information circular. **Please read the information circular carefully and take note of any relevant proxy deposit date.**

If you have any questions, please contact the person who services your account.

Your vote is important.

If you do not plan to attend the meeting and vote in person, please give us your voting instructions right away. We will vote on your behalf according to the voting instructions you provide. **We cannot vote for you if we do not receive your voting instructions.**

If you do not specify how you want your securities voted, they will be voted as recommended in the information circular.

Submitting your voting instructions.

Use this form to send us your voting instructions by mail. You may also be able to give us your voting instructions by telephone or on the Internet. If these options are available to you, they are noted on the other side of this form. If you use the telephone or Internet to vote, you will be considered to have signed and dated this form. **Your voting instructions will be recorded when they are received.**

You cannot vote on the telephone or Internet on the day of the meeting.

To ensure that your vote is received in sufficient time to be processed, please ensure that the Voting Instruction Form is returned for processing or voted online at least one business day prior to the stated proxy deposit date noted on the other side of this form. Voting instructions received on the proxy deposit date may not be included in the final vote tabulation.

On the Internet (*if available*).

Go to **www.proxyvote.com** and follow the instructions. You will need your 12-digit control number, which you will find on the other side of this form.

When you vote on the Internet, the voting recommendations in the information circular also appear on the electronic ballot.

By telephone (*if available*).

Call **1-800-474-7493 (English)** or **1-800-474-7501 (French).** You will need your 12-digit control number, which you will find on the other side of this form.

If a recommendation has not been made on an item, you must vote on each item separately. Choose option 2 when the telephone voting system prompts you.

By mail.

Complete, sign and date the other side of this form. Fold in half, do not detach and return it in the envelope provided. If you do not have the envelope, send the form to:

PROXY TABULATION
P.O. BOX 2800 STN LCD MALTON
MISSISSAUGA, ON L5T 2T8

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To attend the meeting as an Appointee.

If you want to attend the meeting, or designate another person to attend the meeting in your place, you may do so in one of the following ways:

- write your name, or the name of your designate, on the "Appointee" line on the other side of this form, sign and date the form, and send it by mail, or
- go to the Internet site noted (if available) and insert the name in the "Appointee" section on the electronic ballot.

You cannot use the telephone voting service if you want to appoint yourself to vote in person at the meeting or appoint someone else to attend the meeting for you.

When you write your name or the name of your designate on the "Appointee" line, you or your designate will have the right to attend the meeting and vote in person. We will execute and deliver a form of proxy to the issuer on your behalf. You, or your designate, must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer.

If you have any questions, please contact the person who services your account.

Disclosure of Information - Electing to Receive Financial Statements.

By electing to receive the financial statements, your name and address may be provided to the issuer (or its agent) for mailing purposes.